SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report(Date of earliest event reported): July 26, 2001

Level 3 Communications, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	47-0210602
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1025 Eldorado Blvd., Broomfield, Colorado	80021
(Address of principal executive offices)	(Zip code)

720-888-1000
(Registrant's telephone number including area code)

Not applicable
(Former name and former address, if changed since last report)

Item 5. Other Events

Level 3 Communications, Inc. ("Level 3") announced today that it has amended its credit agreement to permit Level 3 to acquire certain of its outstanding indebtedness in exchange for shares of common stock. Level 3 is aware that the various issuances of its outstanding senior notes, senior discount notes and convertible subordinated notes are currently trading at discounts to their respective face or accreted amounts. In order to reduce future cash interest payments, as well as future amounts due at maturity, Level 3 or its affiliates may, from time to time, exchange shares of Level 3 common stock for these outstanding debt securities pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, in open market or privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions. The amounts involved in any such transactions, individually or in the aggregate, may be material.

On July 26, 2001, Level 3 issued a press release relating to the credit agreement amendment. This press release is filed as Exhibit 99.1 to this Current Report and incorporated by reference as if set forth in full.

Item 7. Financial Statements and Exhibits

(a)   Financial Statements of business acquired

None

(b)   Pro forma financial information

None

(c)   Exhibits

99.1   July 26, 2001 Press Release relating to the credit agreement amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Level 3 Communications, Inc.

July 26, 2001   By: /s/ Neil J. Eckstein
Date   Neil J. Eckstein, Vice President

[Logo]

Level 3 Communications, Inc.
1025 Eldorado Boulevard
Broomfield, CO 80021
www.Level3.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

Level 3 Contacts:
Media: Josh Howell   Investors: Robin Miller
            720/888-2517   720/888-2518

            Paul Lonnegren
            720/888-6099

LEVEL 3 ANNOUNCES CREDIT AGREEMENT AMENDMENT TO PERMIT ACQUISITIONS OF ITS DEBT IN EXCHANGE FOR COMMON STOCK

BROOMFIELD, CO, July 26, 2001 – Level 3 Communications, Inc. (Nasdaq:LVLT) announced today that it has amended its credit agreement to permit Level 3 to acquire certain of its outstanding indebtedness in exchange for shares of common stock. Level 3 is aware that the various issuances of its outstanding senior notes, senior discount notes and convertible subordinated notes are currently trading at discounts to their respective face or accreted amounts. In order to reduce future cash interest payments, as well as future amounts due at maturity, Level 3 or its affiliates may, from time to time, exchange shares of Level 3 common stock for these outstanding debt securities pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, in open market or privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions. The amounts involved in any such transactions, individually or in the aggregate, may be material.

About Level 3 Communications
Level 3 (Nasdaq:LVLT) is a global communications and information services company offering a wide selection of services including IP services, broadband transport services, colocation services, and the industry's first Softswitch based services. Level 3 offers services primarily to communications intensive companies, which deliver their services over the Level 3 Network. Its Web address is www.Level3.com.

Some of the statements made by Level 3 in this press release are forward-looking in nature. Actual results may differ materially from those projected in forward-looking statements. Level 3 believes that its primary risk factors include, but are not limited to: substantial capital requirements; development of effective internal processes and systems; the ability to attract and retain high quality employees; changes in the overall economy; technology; the number and size of competitors in its markets; law and regulatory policy; and the mix of products and services offered in the company's target markets. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this release should be evaluated in light of these important factors.